EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

	STATE or JURISDICTION of INCORPORATION	PERCENT of OWNERSHIP
Natus Medical Incorporated	Delaware
Bio-logic Systems Corp.	Illinois	100%
Deltamed	S.A. France	100%
Fischer-Zoth Diagnosesysteme GmbH	Germany	100%
Neometrics Inc.	New York	100%
Olympic Medical Corp.	Washington state	100%